UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

TransDigm Group Incorporated

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

893641 10 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Group Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,351,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,351,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,351,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,351,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,351,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,351,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,351,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,351,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,351,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,351,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,351,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,351,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,351,492

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,351,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,351,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2006 (the “Original Schedule 13D”), on behalf of TD Group Holdings, LLC, a Delaware limited liability company (“TD LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with two affiliated entities, “WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP (“WP Partners LLC”, and together with WP VIII, WP LLC and WP, the “Warburg Pincus Reporting Persons”).  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of TransDigm Group Incorporated, a Delaware corporation (the “Company”).

TD LLC and the Warburg Pincus Reporting Persons (together with TD LLC, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below.

On May 21, 2007, TD LLC agreed to sell 9,714,937 shares of Common Stock (the “Shares”), including 1,267,164 shares of Common Stock to cover over-allotments, pursuant to that certain underwriting agreement by and among the Company, TD LLC, Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Lehman Brothers Inc., as representatives for the several underwriters named on Schedule B thereto, and the other parties named therein (the “Underwriting Agreement”).  On May 25, 2007, the transactions contemplated by the Underwriting Agreement were consummated and, in connection therewith, TD LLC received aggregate proceeds (after giving effect to the payment of the underwriters’ discount) of approximately $327,040,725; promptly following the closing of such transactions, TD LLC distributed all such proceeds to its members in accordance with the terms of its operating agreement.  A copy of the form of Underwriting Agreement is included as Exhibit F hereto.

In addition, prior to the closing of the transactions contemplated by the Underwriting Agreement, TD LLC distributed 26,628 shares of Common Stock to Michael Graff, a member of TD LLC (the “Distribution”).  Mr. Graff did not sell any shares of Common Stock pursuant to the Underwriting Agreement.

Pursuant to the Underwriting Agreement and an agreement entered into by and among WP VIII, Credit Suisse (USA) LLC, Banc of America Securities, LLC, Lehman Brothers Inc. and UBS Securities LLC (the “Lock-Up Agreement”), TD LLC and WP VIII have agreed, subject to certain exceptions, that they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or any membership interests in TD LLC or securities convertible into or exchangeable or exercisable for any such membership interests, as applicable, or enter into any transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or membership interests in TD LLC, as applicable, whether any such aforementioned transaction is to be settled by delivery of the Common Stock, membership interests in TD LLC or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. These “lock-up” agreements are effective for a period commencing on the date of execution of the Underwriting Agreement and continuing through the date 90 days after the date of the Prospectus (as defined in the Underwriting Agreement), which time period is subject to extension in the circumstances described in the Underwriting Agreement and the Lock-Up Agreement.  The “lock-up” to which TD LLC is subject is set forth in Section 5(b)(ii) of the Underwriting Agreement, and the “lock-up” to which WP VIII is subject is set forth in the Lock-Up Agreement, a copy of which is attached hereto as Exhibit G.

The Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company.  Such further acquisitions or investments could be material.  The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I of the Original Schedule 13D or in Item 1(a) or (d) of the Original Schedule 13D, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below.

(a)           Immediately following the closing of the transactions contemplated by the Underwriting Agreement and after giving effect to the Distribution, each of the Reporting Persons may be deemed to beneficially own 21,351,492 shares of Common Stock, representing approximately 45.6% of the outstanding Common Stock, based on the 46,805,628 shares of Common Stock outstanding immediately following the closing of the transactions contemplated by the Underwriting Agreement.

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 21,351,492 shares of Common Stock it may be deemed to beneficially own.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c)           Upon the closing of the transactions contemplated by the Underwriting Agreement, TD LLC sold 9,714,937 shares of Common Stock, including 1,267,164 shares of Common Stock sold to cover over-allotments, to the underwriters named therein at a per share price of $33.6637.  Other than the sale of 9,714,937 shares of Common Stock by TD LLC and the other transactions described in this Schedule 13D (including the Distribution), no transactions in the Common Stock were effected by any Reporting Person during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to include the following sentence at the end thereof:

“The information set forth in Item 4 and Item 5 of Amendment No. 1 to the Original Schedule 13D is incorporated herein by reference.”

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit F.

Form of Underwriting Agreement, by and among TransDigm Group Incorporated, TD Group Holdings, LLC, the Selling Stockholders named therein and Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Lehman Brothers Inc., as representatives for the several underwriters named therein, which is incorporated by reference from TransDigm Group Incorporated’s registration statement on Form S-3 filed with the Securities and Exchange Commission on April 20, 2007 (Commission File No. 333-142273).

Exhibit G.

Lock-Up Agreement, dated May 4, 2007, by and among Warburg Pincus Private Equity VIII, L.P., Credit Suisse Securities (USA) LLC, Banc of America Securities, LLC, Lehman Brothers Inc. and UBS Securities LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007	TD GROUP HOLDINGS, LLC

By: Warburg Pincus Private Equity VIII, L.P.,
its Managing Member

By: Warburg Pincus Partners LLC,
its General Partner

By: Warburg Pincus & Co.,
its Managing Member

By: /s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: May 29, 2007	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners LLC,
its General Partner

By: Warburg Pincus & Co., its Managing
Member

By: /s/ Scott A. Arenare
			Name:	Scott A. Arenare
			Title:	Partner

Dated: May 29, 2007	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: May 29, 2007	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: May 29, 2007	WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its Managing
Member

	By	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner